Filed by Sphere 3D Corporation.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Overland Storage, Inc.
Commission File No.: 000-22071

SPHERE 3D ENTERS INTO DEFINITIVE MERGER AGREEMENT WITH OVERLAND STORAGE

SPHERE 3D ANNOUNCES $10.0 MILLION BOUGHT DEAL FINANCING

Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – May 16, 2014 – Sphere 3D Corporation (TSX-V: ANY; OTCQX: SPIHF) (“Sphere 3D” or the “Company”) today announced that it has entered into a definitive merger agreement (the “Merger Agreement”) with Overland Storage, Inc. (“Overland”), a Nasdaq-listed company, pursuant to which Overland and a wholly-owned subsidiary of Sphere 3D would combine to create a leading global virtualization and data management software solutions company (the “Transaction”). The combined company will become a wholly-owned subsidiary of Sphere 3D and the name of the combined company will remain Overland.

Under the terms of the Merger Agreement, Sphere 3D will issue a total of 9,443,882 common shares (“Common Shares”) on closing, subject to adjustment, for all of the outstanding share capital of Overland (“Overland Shares”) on the basis of one Overland Share for 0.510594 Common Shares of Sphere 3D (the “Exchange Ratio”). In addition, Sphere 3D will issue 1,467,906 warrants, 143,325 options and 505,321 restricted share units, or equivalents, in exchange for the outstanding convertible securities of Overland, calculated on the basis of the Exchange Ratio. All issued and outstanding stock appreciation rights of Overland will terminate on closing. The average exercise price of the options and warrants are US$22.62 and US17.28, respectively. At current pricing, the Company believes it is unlikely that any of these options and warrants will be exercised.

After completion of the Transaction, it is expected that current holders of Overland securities will own approximately 28.8% of Sphere 3D, on a fully diluted basis, as a result of their exchange of securities in the Transaction.

On May 14, 2014, the last trading day prior to the announcement of the transaction, the closing price of the Overland Shares, on the NASDAQ, was US$2.90 and the closing price of the Common Shares of Sphere 3D, on the TSX Venture Exchange (the “TSXV”), was C$9.46 (or US$8.68) . Based on the closing price of the Common Shares of Sphere 3D on May 14, 2014, the total consideration payable to holders of Overland shareholders has an implied value of approximately US$81.13 million or approximately US$4.43 per Overland Share.

The acquisition price represents a premium of approximately 53% over the closing price of the Overland Shares on the NASDAQ on the last trading day immediately preceding the announcement of the Transaction and a premium of approximately 27% over the weighted average trading price of the Overland Shares on the NASDAQ for the 30 trading days immediately preceding the announcement of the Transaction.

Overland is a trusted global provider of unified data management and data protection solutions designed to enable small and medium enterprises, distributed enterprise, and small and medium businesses to anticipate and respond to data storage requirements. By providing an integrated range of technologies and services for primary, nearline, offline, and archival data storage, Overland makes it easy and cost effective to manage different tiers of information over time, whether distributed data is across the hall or across the globe. Overland SnapServer, RDX removable disk-based technology, SnapScale, SnapServer, SnapSAN, NEO Series and REO Series solutions are available through a global channel of value-added resellers and system integrators.

Sphere 3D and Overland have been working in tandem to develop an integrated application virtualization and data storage platform, as well as a virtual desktop infrastructure (VDI) solutions, which are already installed at select strategic customers and partners. The application virtualization platform allows native third party applications to be delivered in the cloud or on premise on a multitude of endpoint devices independent of their operating system. The VDI market, a key segment of the virtualization market, is estimated to be over $5 billion and growing 20% annually, according to Frost & Sullivan. Through the combination, Sphere 3D will have greater financial and operational scale, and a large and well established worldwide distribution network and tier one OEM partnerships.

The combination of Sphere 3D’s Glassware 2.0 virtualization solution and Overland’s data storage solutions will enable mobile device users the full functionality of any software program or application on any device, anywhere, eliminating the application limitations, data management and security problems for enterprises created by the BYOD (Bring Your Own Device) phenomenon. Mobile users that need productivity applications such as word processing, spreadsheets, presentations and collaborations, specialized software for computer-aided design (CAD), magnetic resonance imaging (MRI), software development, video production or customized legacy applications can now experience full application functionality via the cloud or in the data center.

Following the closing of the Transaction, the board of directors of Sphere 3D will consist of seven members, of which five will be existing Sphere 3D directors and two will be nominees of Overland,. The two board nominees of Overland will be determined and appointed prior to closing of the Transaction, subject to receipt of all regulatory requirements.

For the three and nine months ended March 31, 2014, Overland had revenue of US$20,240,000 and US$41,482,000, respectively and incurred a loss of US$6,633,000 and US$15,539,000, respectively. Audited revenue for the twelve months ended June 30, 2013 was US$48,020,000 and a loss of US$19,647,000. As at March 31, 2014, Overland’s assets were US$91,788,000 and had liabilities of US$50,696,000. As at June 30, 2013, Overland’s assets were US$31,403,000 and had liabilities of US$41,699,000. Overland’s financial documents are available at no charge under Overland’s profile on EDGAR at www.sec.gov.

Financing

Sphere 3D has entered into an agreement with a syndicate of investment dealers led by Cormark Securities Inc., and including Jacob Securities Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 1,176,500 special warrants of the Company (“Special Warrants”) at a price of $8.50 per Special Warrants (the “Issue Price”), resulting in gross proceeds of $10,000,250 to the Company (the “Offering”). Each Special Warrant is exercisable into one unit of the Company (a “Unit”) with each Unit being comprised of one Common Share of the Company and one-half of a Common Share purchase warrant of the Company (a “Warrant”). Each whole Warrant is exercisable at an exercise price of $11.50 for a period of two years from the closing date.

The Underwriters will have the option (the “Underwriters’ Option”) to arrange for the purchase of up to an additional 15% of Special Warrants (being up to 176,475 Special Warrants) sold under the Offering at the Issue Price. The Underwriters’ Option shall be exercisable, in whole or in part, until the time of closing. The Underwriters shall be entitled to the same commission provided for below in respect of any Special Warrants issued and sold upon exercise of the Underwriters’ Option.

The Underwriters are entitled to receive a cash commission equal to 6% of the gross proceeds of the Offering. The Company will also reimburse the Underwriters for reasonable fees and expenses incurred in connection with the Offering.

The Offering is scheduled to close on or before June 3, 2014. All securities issued in connection with the Offering are subject to a four-month hold period from the issuance date in accordance with the policies of the TSXV and applicable Canadian securities laws. The Offering is subject to all required regulatory approvals, including the approval of the TSXV.

Sphere 3D intends to file a short-form prospectus in each of the Provinces of British Columbia, Alberta and Ontario (and such other provinces and territories of Canada as may be agreed to by Cormark Securities Inc. and the Corporation) qualifying the Units issuable upon exercise or deemed exercise of the Special Warrants by July 31, 2014, failing which the holder would be entitled to receive 1.05 Units upon exercise or deemed exercise of the Special Warrants.

The completion of the Offering is integral to the consummation of the Merger Agreement. A minimum of $5,000,000 of the Offering will initially be advanced to Overland as contemplated by the Merger Agreement. In addition, subject to further board approval, the Company may advance further funds to support Overland’s working capital requirements.

The offered securities pursuant to the Offering will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Approvals

Both companies’ boards of directors have unanimously approved the Merger Agreement. The Transaction is subject customary closing conditions, shareholder approval of Overland and receipt of all necessary regulatory approvals, including the approval of the TSXV. The Transaction is expected to close in the third calendar quarter of 2014. Upon the completion of the Transaction, Overland’s common stock will cease trading on the NASDAQ and Sphere 3D shares will continue to trade on the TSXV. Sphere has previously announced that it has filed an application to list its common shares on the NASDAQ Capital Market.

Pursuant to the Merger Agreement, Overland is subject to customary non-solicitation covenants. In the event a superior proposal is made and if in response, Overland’s board of directors changes its recommendation of the transaction to the Overland shareholders or terminates the Transaction under certain circumstances, Overland has agreed to pay Sphere 3D a termination fee of US$3.5 million.

The Transaction has received the unanimous support of the boards of directors and management of both Sphere 3D and Overland. Certain significant shareholders of Overland, including Cyrus Capital Partners and its affiliates (“Cyrus”), have entered into voting agreements with Sphere 3D pursuant to which they have agreed to vote the Overland Shares beneficially owned by them (collectively representing approximately 64% of the outstanding Overland Shares) in favor of the Transaction, subject to the terms and conditions set forth in the voting agreements.

Cyrus will become an insider of Sphere 3D upon closing of the Merger Agreement. Cyrus is a significant shareholder of Overland, holding 11,048,049 common shares of Overland representing approximately 63.2% of the outstanding shares. Cyrus does not hold any shares of Sphere 3D, but has a right to acquire 666,667 shares pursuant to the exercise of a convertible debenture at US$7.50, being approximately 2.8% of the outstanding shares of Sphere on a partially converted basis. Upon consummation of the transaction set out in the Merger Agreement, Cyrus will hold 5,641,068 or 16.6% of the outstanding shares of Sphere 3D and 6,307,734 common shares of Sphere 3D or approximately 18.2% on a partially diluted basis.

Eric Kelly, a director and the President and Chief Executive Officer of Overland, is also the Chairman of the Board of Sphere 3D and accordingly declared his conflict and recused himself all board discussions and abstained from casting any vote with respect to the Transaction. Mr. Kelly has a non-material share ownership in both Overland and Sphere 3D. No collateral benefit has been paid to Mr. Kelly in connection with the consummation of the Transaction. The Overland board of directors formed a special committee of independent directors to review and evaluate the proposed transaction. Sphere 3D appointed Glenn Bowman, the Chairman of the Audit Committee, as its lead director with respect to the evaluation of this Transaction.

Cormark Securities Inc. has provided a fairness opinion to the board of directors of Sphere 3D and shall be entitled to fees customary for such advisory and transaction services.

Management Comments

Commenting on behalf of Sphere 3D, Peter Tassiopoulos, Chief Executive Officer stated: “This transformational deal allows us to immediately gain the scale, infrastructure and resources required to become a leading global virtualization company and strengthens Sphere’s ability to service and support partners and customers globally. In addition, this transaction provides greater certainty in leveraging Overland’s existing global distribution network as well as their significant Tier One OEM relationships.”

Eric Kelly, President and Chief Executive Officer of Overland, said, “This merger brings together next generation technologies for virtualization and cloud coupled with end-to-end scalable storage offerings enabling us to address the larger and growing virtualization and cloud markets. This along with Overland’s global network of services and reseller partners and our worldwide manufacturing capabilities gives us a clear path for growth and profitability to create significant value for shareholders of both companies.”

Investor Conference Call

Sphere 3D will host an investor conference call on Tuesday, May 20, 2014 at 5:00 pm EDT. To access the call dial 1-855-845-0180 and when prompted provide the pass code 1343#. In addition, a live and archived webcast of the conference call will be available at www.sphere3d.com in the Investor Relations section and over the Internet at https://onecast.thinkpragmatic.com/ses/PM2-OC_vQ4LS4Iqg34sP6g~~ until 11:59 pm on August 20, 2014.

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of many of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this press release include “forward-looking statements” that involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Examples include the parties’ ability to consummate the proposed Transaction and timing thereof, the benefits and impact of the proposed Transaction, including tax effects to shareholders, the combined company’s ability to achieve synergies and value creation that are contemplated by the parties, Sphere 3D’s ability to promptly and effectively integrate Overland’s business and the diversion of management time on Transaction-related issues.

Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

Sphere 3D cautions you that you should not rely unduly on these forward-looking statements, which reflect their current beliefs and are based on information currently available. Sphere 3D does not undertake any obligation to update or revise any forward-looking statements as of any future date. Additional information concerning these statements and other factors can be found in Sphere 3D’s filings with securities regulatory authorities in Canada at SEDAR (www.sedar.com).

Sphere 3D Contact:

Sphere 3D Corporation
Peter Tassiopoulos Chief Executive Officer
416-749-5999
Peter.Tassiopoulos@Sphere3D.com

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Important Information for Investors and Stockholders

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Overland Storage, Inc. (“Overland”) or a solicitation of any proxy, vote or approval. Sphere 3D Corporation (“Sphere 3D”) will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Overland that also constitutes a prospectus of Sphere 3D. Sphere 3D and Overland also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF OVERLAND ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Sphere 3D’s profile on SEDAR at www.sedar.com, or by accessing Sphere 3D's website at www.sphere3d.com under the heading “Investors” and from Sphere 3D directly by contacting T. Scott Worthington, Chief Financial Officer: (416) 749-5999. Documents will also be available free of charge under Overland’s profile on EDGAR at www.sec.gov, or by accessing Overland’s website at www.overlandstorage.com under the heading “Investors” and from Overland directly by contacting Kurt Kalbfleisch, Chief Financial Officer: (858) 495-4211. Sphere 3D, Overland, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Overland in connection with the proposed Transaction. Information about the directors and executive officers of Overland is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Sphere 3D can be found in its 2014 management information circular dated April 25, 2014, which is available at www.sedar.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.